March 9, 2004

Robert S. McMillan
New Horizons Worldwide, Inc.
1900 S. State College, Ste 200
Anaheim, CA 92806

Dear Robert:

We have learned of the following breach of the terms of your Agreement with us dated 02/27/2003 (the Agreement):

1) Minimum Quarterly Adjusted EBITDA at 12/31/2003 not less than $1,800,000. Actual was $1,177,000.

Subject to the terms and conditions that follow, we have decided to waive our default rights with respect to this breach for the period ending 12/31/2003. Please note, however, that this waiver applies only to the specific instance described above. It is not a waiver of any subsequent breach of the same provision of the Agreement, nor is it a waiver of any breach of any other provision of the Agreement.

Except as expressly stated in this letter, we reserve all of the rights, powers and remedies available to us under the Agreement and any other contracts or instruments signed by you, including the right to cease making advances to you and the right to accelerate any of your indebtedness, if any subsequent breach of the same provision or any other provision of the Agreement should occur.

Sincerely,

WELLS FARGO BANK,
NATIONAL ASSOCIATION

By: /s/  Ronald K. Peters
Ronald K. Peters, Vice President